TD Bank Announces Redemption of Subordinated Debentures

Toronto, April 22, 2013 - The Toronto-Dominion Bank (TD) announced today its intention to redeem on June 3, 2013 (the “Redemption Date”), all of its outstanding $900 million 5.69% subordinated debentures due June 3, 2018, at a redemption price of 100 per cent of the principal amount.  Notice will be delivered to the debenture holders in accordance with the debenture conditions.  Interest on the debentures will cease to accrue on and after the Redemption Date.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 9 million online customers. TD had CDN$818 billion in assets on January 31, 2013. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information:

Rudy Sankovic
Investor Relations
TD Bank Group
{416} 308-9030